Law Offices Of Michael H. Hoffman, P.A.

1521 Alton Road, No. 284
Miami, Florida  33139
Tel:  (786) 280-7575
Fax:  (305) 865-3430
Email: michael@mySEClawyer.com

January 19, 2011

United States Securities
   and Exchange Commission
Washington, D.C.  20549

Re:          Harmony Metals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 17, 2010
File No.  333-170408

Dear Sir or Madam:

On behalf of Harmony Metals, Inc. (the “Company”), we are responding to the staff comments, as set forth in the letter from the staff of January 10, 2011 to Mr. Patrick A. Norton, Chief Executive Officer and President of the Company.  Enclosed herewith please find Amendment No. 2 (the “Amendment”) to the Form S-1 Registration Statement of the Company, which has been marked to show the changes made to the filing in response to the staff comments.

Set forth below are our responses to the comments contained in the letter from the staff.  The captions and numbered responses below correspond to the captions and numbered comments contained in the letter from the staff.

Prospectus Summary, page 2

1.
The Company acknowledges the staff comment to add disclosure to the “Dividend Policy” section of the prospectus that is similar to the revised disclosure set forth in the “Prospectus Summary” section of the prospectus in response to comment six in the staff’s letter dated December 2, 2010.  The Company has complied with the staff comment by making the requested disclosure in the “Dividend Policy” section that is similar to the revised disclosure set forth in the “Prospectus Summary” section of the prospectus in response to comment six in the staff’s letter.

If a market for our common stock does not develop, shareholders . . . , page 9

United States Securities
   and Exchange Commission
January 19, 2011

2.
The Company acknowledges the staff comment to add disclosure to the “Market for the Shares” section of the prospectus that is similar to the revised disclosure in the “Resale of our Shares” section of the prospectus, and, in addition, to add disclosure in this risk factor, and anywhere else in the prospectus discussing the possible quotation of the shares, regarding how long it may take for the Company’s application to be made and its shares to be quoted, and stating that any application filed by a market maker may not be approved.  The Company has complied with the staff comment by making the requested disclosure in this risk factor and the “Market for the Shares” and “Plan of Distribution” sections of the prospectus that is similar to the revised disclosure in the “Resale of our Shares” section of the prospectus, and, disclosing the amount of time it may take for the Company’s application to be made and its shares to be quoted, and stating that any application filed by a market maker may not be approved.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

3.
The Company acknowledges the staff comment noting that one of the Phase One Milestones is completing “selection of [a] consulting team to execute our business” and to describe the activities to be performed by the consultants that the Company plans to hire.  The Company has complied with the staff comment by disclosing the activities to be performed by the consultants that the Company plans to hire for this Phase One Milestone.

Liquidity and Capital Resources, page 18

4.
The Company acknowledges the staff comment to revise the disclosure in this section to state whether the Company has any plans to engage in a merger or sale of its business.  The Company has complied with the staff comment by revising the disclosure in this section to state that the Company has no plans to engage in a merger or sale of its business and removing the previous disclosure that it “may be forced to seek a buyer for [its] business or another entity with which [it] could create a joint venture.”

Description of Business, page 21

5.
The Company acknowledges the staff comment to provide additional details on how it is and plans to operate as a “socially and environmentally conscious company.”  The Company wishes to inform the staff comment that it has removed the phrase “socially and environmentally conscious company” from the prospectus.

Principal Products, page 22

United States Securities
   and Exchange Commission
December 17, 2010

6.
The Company acknowledges the staff comment that the Company states that its “mark-up is typically determined by tripling the cost of the base materials; however, management may revise the markup upward or downward as it deems appropriate” and to explain the factors management may consider in determining to revise the pricing up or down as it deems appropriate.  The Company has complied with the staff comment by revising the disclosure to state that it may lower, but not increase, the price of the markup and stating the factors management may consider for the markdown.

Manufacturing, page 22

7.
The Company acknowledges the staff comment to discuss the role that distributors will have in the Company’s business operations.  The Company has complied with the staff comment by disclosing in the “Business” section the role that distributors will have in the Company’s business operations.

Involvement in Certain Legal Proceedings, page 26

8.
The Company acknowledges the staff comment to augment the disclosure in this section to provide the events prescribed by Item 401(f) of Regulation S-K.  The Company has complied with the staff comment by revising the disclosure in this section to provide the events prescribed by Item 401(f) of Regulation S-K.

Summary Compensation Table, page 25

9.
The Company acknowledges the staff comment to revise the column header to have the “(2)” appear in the Salary column rather than the Stock Awards column.  The Company has complied with the staff comment by removing the “(2)” from the Stock Awards column and having the “(2)” appear in the Salary column.

Should you have any comments or questions regarding the foregoing, please contact the undersigned.

Sincerely yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman
Michael H. Hoffman, Esq.

Enclosure